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                                                                   Exhibit 23.1






                         INDEPENDENT AUDITORS' CONSENT




The Board of Directors
PawnMart, Inc.:

We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus. Our report dated June 27, 1997, except for the last four paragraphs of note 11 which are as of August 21, 1997, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, has experienced negative cash flows from operating activities, and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                                 KPMG Peat Marwick LLP
Fort Worth, Texas
October 20, 1997